UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SAMSARA INC.
(Exact name of the registrant as specified in its charter)

Delaware	001-41140	47-3100039
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 De Haro Street San Francisco, California		94107
(Address of principal executive offices)		(Zip code)
Adam Eltoukhy, EVP, Chief Administrative Officer and Corporate Secretary
(415) 985-2400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 — Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
Samsara Inc. (the “Company”) is filing this Form SD pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025.
The Company’s primary hardware products include vehicle-mounted dash cameras, asset trackers, and sensors (the “Covered Products”), which are made using a primarily outsourced manufacturing business model that utilizes joint design manufacturers (the “JDM Partners”). For additional information related to the Covered Products, refer to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026 as filed with the Securities and Exchange Commission.
Reasonable Country of Origin Inquiry
Following the Company’s initial determination that certain of its hardware products contain components that contain metallic forms of tin, tungsten, tantalum and/or gold (“3TG”) minerals (derived from columbite-tantalite (coltan), cassiterite, gold, or wolframite, “Conflict Minerals”), the Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether such 3TG minerals may have originated in the Democratic Republic of Congo and/or any of its adjoining countries (the “Covered Countries”). The Company is a downstream company that generally does not have a direct relationship with sub-tier suppliers. In particular, the Company does not have a direct relationship with any smelters or refiners of Conflict Minerals. As a result, the Company relied on the JDM Partners to identify upstream supply chain actors, including smelters and refiners, as well as the country or countries of origin of any Conflict Minerals incorporated into the Covered Products.
To assess the Company’s position within the supply chain, the Company worked with a third-party service provider, Assent Inc. (“Assent”), to conduct a survey of the JDM Partners using the Conflict Minerals Reporting Template (“CMRT”), a standardized reporting template developed by the Responsible Minerals Initiative. The Company received responses to the CMRT from 100% of the surveyed JDM Partners. The Company, with the assistance of Assent, reviewed responses received to the CMRT for completeness and consistency and followed up with JDM Partners for any corrections and clarifications as needed. The JDM Partners’ CMRT responses identified lists of smelters or refiners, in addition to their countries of origin, that may have supplied 3TG minerals utilized in the Covered Products during the applicable period.
The Company believes its RCOI process was reasonably designed and performed in good faith; however, there are inherent limitations in the information provided by third parties, including the possibility of information being inaccurate, incomplete, or falsified despite the Company’s and Assent’s efforts to validate and confirm the information. Furthermore, the Company relied on industry association sponsored smelter/refiner audits which may have limitations or errors/omissions in the provided audits.
Determination from RCOI
Due to the Company’s downstream position in the supply chain, the Company was unable to determine with certainty the countries of origin of the specific Conflict Minerals used in the Company’s products during the reporting period. Based on the results of the Company’s good faith RCOI, the Company determined that the necessary Conflict Minerals in its products may have originated from the Covered Countries, and the Company therefore exercised due diligence on the source and chain of custody of the necessary 3TG.
Additional Information
A copy of this Form SD is publicly available on the Company’s website at http://investors.samsara.com. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02    Exhibit
Not applicable.
Section 3 — Exhibits
Item 3.01    Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SAMSARA INC.

By:	/s/ Adam Eltoukhy
Adam Eltoukhy
Executive Vice President, Chief Administrative Officer and Corporate Secretary

Date:	May 29, 2026